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                                                                EXHIBIT (A)(13)

                 ALLIANCE IMAGING REPORTS STRONG EARNINGS FOR
                      SECOND QUARTER AND FIRST SIX MONTHS

                 39% EARNINGS INCREASE ON REVENUE GAINS OF 25%

  ANAHEIM, CA., (JULY 23, 1997)--ALLIANCE IMAGING, INC. (NASDAQ: SCAN), a leading nationwide provider of outsourced radiology services and high technology imaging systems, today announced a 38.8% earnings increase on 25.2% growth in revenues for the second quarter.

  Chairman, President and CEO, Richard N. Zehner, stated, "Our very strong second quarter financial performance was as expected and reflects the ongoing success of our strategy to expand nationwide and intensively market our value-added services. We are also benefiting from an improvement in our industry's fundamentals, particularly a more stable pricing environment and a better balance between MRI capacity and scan demand." Zehner further commented that the more rapid rise in earnings compared to revenues highlights the increased productivity of Alliance's MRI systems as scan volume increases.

 Quarterly Results

  Revenues increased by 25.2% to $20.8 million for the second quarter ended June 30, 1997 compared with revenues of $16.6 million for the prior year quarter. Income before taxes and extraordinary items was $3.7 million for the second quarter versus $2.0 million for the three months ended June 30, 1996. Net earnings for the 1997 second quarter increased 38.8% to $2.4 million, or $0.16 per common share, compared to $1.7 million, or $0.13 per common share, for the year earlier quarter.

  For the six months ended June 30, 1997, revenues were $39.9 million, representing a 27.5% increase over 1996 six month revenues of $31.3 million. Income before taxes and extraordinary items was $6.2 million compared to $3.6 million during the first six months of 1996. The Company reported net earnings of $5.4 million, or $0.41 per common share, versus $3.1 million, or $0.23 per common share, for the six months ended in the prior year. The Company's "core" earnings per common share (i.e. operating earnings after tax) rose 34.8% to $0.31 for the six months ended June 30, 1997 from $0.23 in 1996.

 Performance Factors

  The significant factor contributing to this quarter's results was a solid increase in the Company's core MRI business as evidenced by a 28.6% increase in total scans performed. During the second quarter, approximately 45,000 scans were performed compared to 35,000 in the year earlier quarter. The increase in volume is due to both renewals of existing contracts and the addition of 21 new customer contracts. Average scan prices remained relatively constant on a quarter-to-quarter basis, indicative of the more stable pricing environment.

  The Company further reported that nine MRI machines were added during the period, all of which are expected to contribute to future operating results as they become more fully utilized throughout the year.

 Financial Position

  The Company reported stockholders' equity of $41.4 million, long-term debt of $60.9 million and cash of $13.8 million as of June 30, 1997. Zehner noted that the Company continues to benefit from the refinancing completed earlier in the year as evidenced by the 8.4% decrease in interest expense in the second quarter of 1997 to 7.8% of revenues compared to 9.0% in the comparable period in 1996.

  Certain statements contained in this release are forward looking statements pursuant to the Private Securities Litigation Reform Act of 1995. All such forward looking statements involve a number of risks and uncertainties. Although Alliance Imaging has used its best efforts to base these statements on assumptions believed by management to be reasonable and achievable, it is possible that the assumptions made by management will not materialize. Investors are cautioned that the risks and uncertainties associated with the forward looking
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statements include, among others, risks related to the acceptance of new applications marketed by the Company, the level of scans per customer and average scan prices (which have in the past and may again be impacted by changes in third party and governmental reimbursement policies, competitive factors and other developments) and the ability to identify and complete advantageous acquisitions. Investors are directed to the "Risk Factors" section of the Company's 1991 public offering prospectus and the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as well as more recent public filings by the Company.

  Alliance Imaging, Inc. is a leading provider of outsourced radiology services and technology diagnostic imaging systems, to hospitals and other health care providers nationwide. For more information about Alliance Imaging, Inc. via facsimile call 1-800-PRO-INFO and dial client code "SCAN".


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